SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Holly Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

435763 10 7

(CUSIP Number)

Richard L. Voliva III

Executive Vice President and Chief Financial Officer

HollyFrontier Corporation

2828 N. Harwood, Suite 1300

Dallas, Texas 75201

Tel: (214) 871-3555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Corporation 75-1056913
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,006 Common Units
	8	SHARED VOTING POWER 59,625,024 Common Units
	9	SOLE DISPOSITIVE POWER 5,006 Common Units
	10	SHARED DISPOSITIVE POWER 59,625,024 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,630,030 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)

Certain direct and indirect wholly owned subsidiaries of HollyFrontier Corporation, including HollyFrontier Holdings LLC, Navajo Pipeline Co., L.P., HollyFrontier Navajo Refining LLC, HEP Logistics Holdings, L.P., HollyFrontier Woods Cross Refining LLC and Holly Logistics Limited LLC, are the record owners of 59,485,024 of these Common Units. 140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Holdings LLC 90-0868306
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 184,800 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 184,800 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 184,800 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Holdings, Inc. 85-0284908
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Mexico, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 59,260,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,260,110 Common Units (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,260,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P., HEP Logistics Holdings, L.P. and Holly Logistics Limited LLC are the record owners of 59,120,110 of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline GP, L.L.C. 52-2364943
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 59,260,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,260,110 Common Units (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,260,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P., HEP Logistics Holdings, L.P. and Holly Logistics Limited LLC are the record owners of 59,120,110 of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline LP, L.L.C. 85-0484420
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 59,260,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,260,110 Common Units (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,260,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P., HEP Logistics Holdings, L.P. and Holly Logistics Limited LLC are the record owners of 59,120,110 of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline Co., L.P. 75-1611333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 59,260,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,260,110 Common Units (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)(3) 59,260,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2% of Common Units
14	TYPE OF REPORTING PERSON PN – partnership

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Holly Logistics Limited LLC and HEP Logistics Holdings, L.P. are the record owners of 58,865,230 of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistic Services, L.L.C. 05-0593172
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 58,865,230 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 58,865,230 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 58,865,230 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.8% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Holly Logistics Limited LLC and HEP Logistics Holdings, L.P. are the record owners of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistics Limited LLC 27-4289116
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 21,615,230 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 21,615,230 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 21,615,230 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HEP Logistics Holdings, L.P. 20-0833056
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 37,250,000 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 37,250,000 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 37,250,000 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3% of Common Units
14	TYPE OF REPORTING PERSON PN – partnership

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) HollyFrontier Navajo Refining LLC 85-0301920
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 119,688 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 119,688 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 119,688 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Formerly named Navajo Refining Company, L.L.C.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) HollyFrontier Woods Cross Refining LLC 61-1443519
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 60,426 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 60,426 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 60,426 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Formerly named Holly Refining & Marketing Company – Woods Cross L.L.C.

AMENDMENT NO. 11 TO SCHEDULE 13D

This Amendment No. 11 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of Holly Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2009, as amended by the Amendment No. 1 thereto filed on January 14, 2011, by HollyFrontier Corporation (formerly named Holly Corporation) (“HollyFrontier”), Navajo Holdings, Inc. (“Navajo Holdings”), Navajo Pipeline GP, L.L.C. (“Navajo Pipeline GP”), Navajo Pipeline LP, L.L.C. (“Navajo Pipeline LP”), Navajo Pipeline Co., L.P. (“Navajo”), Holly Logistic Services, L.L.C. (“HLS”), Holly Logistics Limited LLC (“HLL”) and HEP Logistics Holdings, L.P. (“HEP GP”, and together with HollyFrontier, Navajo Holdings, Navajo Pipeline GP, Navajo Pipeline LP, Navajo, HLS and HLL, the “Initial Filing Persons”), as further amended by the Amendment No. 2 thereto filed on February 25, 2011, by the Initial Filing Persons (other than HEP GP), as further amended by the Amendment No. 3 thereto filed on December 21, 2011, by the Initial Filing Persons (other than HEP GP), as further amended by the Amendment No. 4 thereto filed on August 6, 2012, by the Initial Filing Persons (other than HEP GP), HollyFrontier Holdings LLC (“Holdings”), HollyFrontier Navajo Refining LLC (formerly named Navajo Refining Company, L.L.C.) (“NRC”) and HollyFrontier Woods Cross Refining LLC (formerly named Holly Refining & Marketing Company – Woods Cross LLC) (“HFWC” and, together with Holdings, NRC and the Initial Filing Persons, the “Reporting Persons”), as further amended by Amendment No. 5 thereto filed on March 22, 2013, by the Reporting Persons (other than HEP GP), as further amended by Amendment No. 6 thereto filed on October 11, 2016, by the Reporting Persons (other than HEP GP), as further amended by Amendment No. 7 thereto filed on May 5, 2017, by the Reporting Persons (other than HEP GP), as further amended by Amendment No. 8 thereto filed on October 20, 2017, by the Reporting Persons (other than HEP GP), as further amended by Amendment No. 9 thereto filed on November 1, 2017, by the Reporting Persons and as further amended by Amendment No. 10 thereto filed on February 23, 2018, by the Reporting Persons.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

The portion of Sub-Item (c) of Item 2 of the Schedule 13D with respect to the Listed Persons (as defined below) is hereby amended and restated in its entirety as follows:

Pursuant to Instruction C to Schedule 13D of the Act, information regarding the directors and executive officers of the Reporting Persons (the “Listed Persons”) are as follows:

HollyFrontier

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
Michael C. Jennings	Chief Executive Officer and President and Director	Executive Officer of HollyFrontier, HLS and certain of their affiliates	26,377	*

Richard L. Voliva III	Executive Vice President and Chief Financial Officer	Executive Officer of HollyFrontier, HLS and certain of their affiliates	6,816	*

Thomas G. Creery	President, HollyFrontier Renewables	Executive Officer of certain of HollyFrontier’s affiliates	0	—

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)		Percent of Common Units Beneficially Owned

Timothy Go	Executive Vice President and Chief Operating Officer	Executive Officer of HollyFrontier and certain of its affiliates	0		—

Vaishali S. Bhatia	Senior Vice President, General Counsel and Secretary	Executive Officer of HollyFrontier, HLS and certain of their affiliates	0		—

Bruce A. Lerner	President, HollyFrontier Lubricants & Specialties	Executive Officer of certain of HollyFrontier’s affiliates	0		—

Franklin Myers	Chairman of the Board	Senior Advisor of Quantum Energy Partners	0		—

Anne-Marie N. Ainsworth	Director	Former President and Chief Executive Officer of the general partner of Oiltanking Partners, L.P. and of Oiltanking Holding Americas, Inc.	0		—

Anna C. Catalano	Director	Former Group Vice President, Marketing, for BP plc	0		—

Leldon E. Echols	Director	Former Executive Vice President and Chief Financial Officer of Centex Corporation	0		—

Manuel J. Fernandez	Director	Former Managing Partner of KPMG LLP’s Dallas office	0		—

R. Craig Knocke	Director	Director of Turtle Creek Trust Company, Chief Investment Manager and Portfolio Manager of Turtle Creek Management, LLC, Principal and a non-controlling manager and member of TCTC Holdings, LLC	0		—

Robert J. Kostelnik	Director	Principal at Glenrock Recovery Partners, LLC	0		—

James H. Lee	Director	Managing General Partner and Principal Owner of Lee, Hite & Wisda Ltd.	23,212	(2)(3)	*

Michael E. Rose	Director	Former Executive Vice President and Chief Financial Officer of Anadarko Petroleum	26,919		*

*	Less than 0.1%

Holdings

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned

Michael C. Jennings	Chief Executive Officer and President and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	26,377	*

Richard L. Voliva III	Executive Vice President, Chief Financial Officer and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	6,816	*

Vaishali S. Bhatia	Senior Vice President, General Counsel and Secretary and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	0	—

Timothy Go	Executive Vice President and Chief Operating Officer	Executive Officer of HollyFrontier and certain of its affiliates	0	—

*	Less than 0.1%

Navajo Holdings

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned

Michael C. Jennings	Chief Executive Officer and President and Director	Executive Officer of HollyFrontier, HLS and certain of their affiliates	26,377	*

Richard L. Voliva III	Executive Vice President, Chief Financial Officer and Director	Executive Officer of HollyFrontier, HLS and certain of their affiliates	6,816	*

Vaishali S. Bhatia	Senior Vice President, General Counsel and Secretary and Director	Executive Officer of HollyFrontier, HLS and certain of their affiliates	0	—

Timothy Go	Executive Vice President and Chief Operating Officer	Executive Officer of HollyFrontier and certain of its affiliates	0	—

*	Less than 0.1%

Navajo Pipeline GP

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned

Michael C. Jennings	Chief Executive Officer and President and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	26,377	*

Richard L. Voliva III	Executive Vice President, Chief Financial Officer and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	6,816	*

Vaishali S. Bhatia	Senior Vice President, General Counsel and Secretary and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	0	—

Timothy Go	Executive Vice President and Chief Operating Officer	Executive Officer of HollyFrontier and certain of its affiliates	0	—

*	Less than 0.1%

Navajo Pipeline LP

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned

Michael C. Jennings	Chief Executive Officer and President and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	26,377	*

Richard L. Voliva III	Executive Vice President, Chief Financial Officer and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	6,816	*

Vaishali S. Bhatia	Senior Vice President, General Counsel and Secretary and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	0	—

Timothy Go	Executive Vice President and Chief Operating Officer	Executive Officer of HollyFrontier and certain of its affiliates	0	—

*	Less than 0.1%

Navajo

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned

Michael C. Jennings	Chief Executive Officer and President	Executive Officer of HollyFrontier, HLS and certain of their affiliates	26,377	*

Richard L. Voliva III	Executive Vice President and Chief Financial Officer	Executive Officer of HollyFrontier, HLS and certain of their affiliates	6,816	*

Vaishali S. Bhatia	Senior Vice President, General Counsel and Secretary	Executive Officer of HollyFrontier, HLS and certain of their affiliates	0	—

Timothy Go	Executive Vice President and Chief Operating Officer	Executive Officer of HollyFrontier and certain of its affiliates	0	—

*	Less than 0.1%

HLS

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned

Michael C. Jennings	Chief Executive Officer and Director	Executive Officer of HollyFrontier, HLS and certain of their affiliates	26,377	*

Richard L. Voliva III	President	Executive Officer of HollyFrontier, HLS and certain of their affiliates	6,816	*

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned

Vaishali S. Bhatia	Senior Vice President, General Counsel & Secretary	Executive Officer of HollyFrontier, HLS and certain of their affiliates	0	—

Mark T. Cunningham	Senior Vice President, Operations and Engineering	Executive Officer of HLS and certain of its affiliates	87,495(4)	*

John W. Harrison, Jr.	Senior Vice President, Chief Financial Officer and Treasurer	Executive Officer of HLS and certain of its affiliates	0	—

Larry R. Baldwin	Director	Former Partner at Deloitte LLP	22,689(3)	*

Christine B. LaFollette	Director	Partner Emeritus at Akin Gump Strauss Hauer & Feld LLP	18,472(3)	*

James H. Lee	Director	Managing General Partner and Principal Owner of Lee, Hite & Wisda Ltd.	23,212(2)(3)	*

Eric L. Mattson	Director	Former Executive Vice President, Finance of Select Energy Services, Inc.	16,472(3)	*

*	Less than 0.1%

NRC

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned

Michael C. Jennings	Chief Executive Officer and President and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	26,377	*

Richard L. Voliva III	Executive Vice President, Chief Financial Officer and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	6,816	*

Vaishali S. Bhatia	Senior Vice President, General Counsel and Secretary and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	0	—

Timothy Go	Executive Vice President and Chief Operating Officer	Executive Officer of HollyFrontier and certain of its affiliates	0	—

*	Less than 0.1%

HFWC

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned

Michael C. Jennings	Chief Executive Officer and President and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	26,377	*

Richard L. Voliva III	Executive Vice President, Chief Financial Officer and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	6,816	*

Vaishali S. Bhatia	Senior Vice President, General Counsel and Secretary and Manager	Executive Officer of HollyFrontier, HLS and certain of their affiliates	0	—

Timothy Go	Executive Vice President and Chief Operating Officer	Executive Officer of HollyFrontier and certain of its affiliates	0	—

*	Less than 0.1%
(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)

The number reported includes 285 common units owned by Mr. Lee’s wife. Mr. Lee’s wife has the right to receive distributions from, and the proceeds from the sale of, these common units. Mr. Lee disclaims beneficial ownership of the common units held by his wife except to the extent of his pecuniary interest therein.

(3)

The number reported includes 8,809 common units to be issued to the non-management director upon settlement of phantom units, some of which may vest and be settled within 60 days of August 11, 2021 under certain circumstances. Until settled, the non-management director has no voting or dispositive power over the common units underlying the phantom units.

(4)

The number reported includes 7,828 common units to be issued upon settlement of phantom units, some of which may vest and be settled within 60 days of August 11, 2021 under certain circumstances. The number reported also includes 2,000 common units acquired through inheritance and 13,434 common units to be issued to Mr. Cunningham upon settlement of performance units, which may vest and be settled within 60 days of August 11, 2021 under certain circumstances. Until settled, Mr. Cunningham has no voting or dispositive power over the common units underlying the phantom units or performance units.

Neither HLL nor HEP GP have directors or officers.

The principal business address and principal office address of the executive officers and directors listed above is 2828 N. Harwood, Suite 1300, Dallas, TX 75201. Each of the executive officers and directors listed above is a United States citizen.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

On August 2, 2021, the Issuer, The Sinclair Companies, a Wyoming corporation (“Sinclair HoldCo”), and Sinclair Transportation Company, a Delaware corporation and wholly owned subsidiary of Sinclair HoldCo (“STC”), entered into a Contribution Agreement (the “Contribution Agreement”) pursuant to which the Issuer will acquire all of the outstanding shares of STC in exchange for 21 million newly issued common limited partner units of the Issuer (the “Common Units”) and cash consideration equal to $325 million (the “HEP Transactions”).

On August 2, 2021, in connection with the Contribution Agreement, the Issuer, HLS and Navajo, the sole member of HLS, entered into a unitholders agreement (the “Unitholders Agreement”) by and among HEP, HLS, Navajo, Sinclair HoldCo and the stockholders of Sinclair HoldCo (each a “Unitholder” and collectively, the “Unitholders,” and along with Sinclair HoldCo and each of their permitted transferees, the “Sinclair Parties”), which will become effective at the closing of the HEP Transactions.

Pursuant to the Unitholders Agreement, the Sinclair Parties will have the right to nominate one person to the HLS board of directors at the closing until such time that (x) the Sinclair Parties beneficially own less than 10.5 million Common Units or (y) the Common Units beneficially owned by the Sinclair Parties constitute less than 5% of all outstanding Common Units. The Unitholders Agreement also subjects 15.75 million of the Common Units issued to the Sinclair Parties (the “Restricted Units”) to a “lock-up” period commencing on the closing date, during which the Sinclair Parties will be prohibited from selling the Restricted Units, except for certain permitted transfers. One-third of such Restricted Units will be released from such restrictions on the date that is six months after the closing, one-third of the Restricted Units will be released from such restrictions on the first anniversary of the closing date, and the remainder will be released from such restrictions on the date that is 15 months from the closing date. In addition, the Unitholders Agreement contains customary registration rights, requiring the Issuer to file, within five business days following the closing date, a shelf registration statement on Form S-3 under the Securities Act, to permit the public resale of all the registrable securities held by the Sinclair Parties and to use commercially reasonable efforts to cause such shelf registration statement to be declared effective as soon as reasonably practicable after the initial filing of the shelf registration statement, but in any event within forty-five days after the filing of a registration statement (if such Form S-3 is not immediately effective upon filing).

The foregoing descriptions of the HEP Transactions, the Contribution Agreement and the Unitholders Agreement do not purport to be complete and are qualified in their entireties by reference to the Contribution Agreement and the Unitholders Agreement, which are filed as Exhibits 4.9 and 4.10 hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Sub-Items (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

(1)

HLL is the record and beneficial owner of an aggregate of 21,615,230 Common Units, representing 20.5% of the Common Units. Navajo is the record owner of 254,880 Common Units and the beneficial owner of an aggregate of 394,880 Common Units, representing 0.4% of the Common Units. HollyFrontier is the record owner of 145,006 Common Units (140,000 of which HollyFrontier holds of record as nominee for Navajo) and beneficial owner of 5,006 Common Units, representing less than one percent of the Common Units. Holdings is the record and beneficial owner of 184,800 Common Units, representing 0.2% of the Common Units. NRC is the record and beneficial owner of 119,688 Common Units, representing 0.1% of the Common Units. HFWC is the record and beneficial owner of 60,426 Common Units, representing 0.1% of the Common Units. HEP GP is the record and beneficial owner of 37,250,000 Common Units, representing 35.3% of the Common Units. No other Reporting Person directly owns any Common Units.

(2)

In its capacity as the owner of 100% of the membership interests in HLL and in its capacity as the general partner of HEP GP, HLS may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 58,865,230 Common Units, representing 55.8% of the Common Units. In its capacity as the owner of 100% of the membership interests in HLS, Navajo may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 59,260,110 Common Units, representing 56.2% of the Common Units. In their capacity as the direct or indirect owners of 100% of the general and limited partner interests in Navajo, Navajo Holdings, Navajo Pipeline GP and Navajo Pipeline LP may each, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 59,260,110 Common Units, representing 56.2% of the Common Units. In its capacity as the owner of 100% of the common stock of Navajo Holdings, Holdings, NRC and HFWC, HollyFrontier may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 59,630,030 Common Units, representing 56.6% of the Common Units.

(3)	The information set forth in Item 2 with respect to the Listed Persons is incorporated into this Item 5(a) by reference.

(4)

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person or Listed Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person or Listed Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person or Listed Person.

(5)

Except as set forth herein, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, the Listed Persons own beneficially, or have any right to acquire, directly or indirectly, any Common Units.

(6)	The Reporting Persons’ and Listed Persons’ ownership has been adjusted to reflect the two-for-one unit split of the Common Units, which occurred on January 16, 2013.

(b)

The information set forth in Items 7 through 11 of the cover pages hereto and the information regarding the Listed Persons in Item 2 are incorporated herein by reference. The executive officers and members of the board of directors of (i) HollyFrontier who are identified in Item 2 hereof (and certain of whom are also members of the boards of managers of Navajo Pipeline GP, Navajo Pipeline LP, HLL, Holdings, NRC and HFWC), share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 59,630,030 Common Units owned by HollyFrontier, Navajo, HLL, Holdings, HEP GP, NRC and HFWC, subject to certain exceptions, (ii) Navajo Holdings, Navajo, Navajo Pipeline LP and Navajo Pipeline GP who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 59,260,110 Common Units owned by Navajo, HEP GP and HLL, subject to certain exceptions, and (iii) HLS who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 58,865,230 Common Units owned by HEP GP and HLL, subject to certain exceptions. Further, the executive officers and members of the board of directors of each of the Reporting Persons share the power to vote or direct the vote, and to dispose or to direct the disposition of, all of the Common Units directly owned by each respective Reporting Person, subject to certain exceptions. The number of Common Units each such Reporting Person directly holds is disclosed in Item 5(a)(1) and is incorporated herein.

(c)

Other than Michael C. Jennings, as evidenced in the Form 4 dated August 10, 2021, and Michael E. Rose, who purchased 26,919 Common Units in the open market on August 10, 2021, none of the Reporting Persons, or to the Reporting Persons’ knowledge, the Listed Persons has effected transactions in the Common Units in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented by adding the following at the end thereof:

The information in Item 5 with respect to the HEP Transactions, the Contribution Agreement and the Unitholders Agreement is incorporated in this Item 6 by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby supplemented by adding the following at the end thereof:

Exhibit 4.9	Contribution Agreement, dated as of August 2, 2021, by and among Holly Energy Partners, L.P., The Sinclair Companies, and Sinclair Transportation Company (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K Current Report dated August 3, 2021, File No. 001-03876).

Exhibit 4.10	Unitholders Agreement, dated as of August 2, 2021, by and among the Issuer, HLS, Navajo, The Sinclair Companies, and the unitholders set forth on Schedule I thereto, as may be amended from time to time (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K Current Report dated August 3, 2021, File No. 001-03876).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2021	HOLLYFRONTIER CORPORATION

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2021	HOLLYFRONTIER HOLDINGS LLC

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2021	NAVAJO HOLDINGS, INC.

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2021	NAVAJO PIPELINE GP, L.L.C.

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2021	NAVAJO PIPELINE LP, L.L.C.

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2021	NAVAJO PIPELINE CO., L.P.

	By:	Navajo Pipeline GP, L.L.C.,
Its general partner

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2021	HOLLY LOGISTIC SERVICES, L.L.C.

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2021	HOLLY LOGISTICS LIMITED LLC

	By:	Holly Logistic Services, L.L.C.,
Its sole member

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2021	HOLLYFRONTIER NAVAJO REFINING LLC

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2021	HEP LOGISTICS HOLDINGS, L.P.

	By:	Holly Logistic Services, L.L.C.,
Its general partner

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2021	HOLLYFRONTIER WOODS CROSS REFINING LLC

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer